UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________

FORM 6-K
 _______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Reconquista 1088, 7th Floor Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Item	Description
1	Call for Ordinary General Shareholders' Meeting to be held on April 25, 2018

Item 1. Call for Ordinary General Shareholders' Meeting to be held on April 25, 2018.

City of Buenos Aires, March 8, 2018

Messrs.
Comisión Nacional de Valores (National Securities Commission)

Messrs.
Bolsas y Mercados Argentinos S.A. (Buenos Aires Stock Exchange)

Ref.: LOMA NEGRA C.I.A.S.A.  - Call for Ordinary General Shareholders' Meeting to be held on April 25, 2018.

To whom it may concern,

We are writing to you in order to comply with the provisions of subparagraph a) of Article 4 of Chapter II, Title II of the Rules of the National Securities Commission (T.O. 2013).

In this regard, we inform that the Board of Directors of the Company decided at its meeting of March 8 of this year to convene an Ordinary General Shareholders' Meeting to be held on April 25, 2018 at 10:00 a.m. on the first call and for the same day at 12:00 a.m. on second call, in the auditorium of the ground floor of the building at Leandro N. Alem Avenue 882 of the City of Buenos Aires (this is not the registered office of the Company).

Yours sincerely,

___________________
Marcos I. Gradin
Investor Relations
LOMA NEGRA C.I.A.S.A.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 8, 2018	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer